May 6, 1999


Mr. Kurt Motamedi
PO Box 11299
Marina del Rey, CA 90295


Dear Mr. Motamedi,

Thank you for the meeting yesterday. Pursuant to our discussion, this letter confirms our agreement regarding the consulting services to be rendered StarBase by you. We agreed that you will provide 25 days of management and team development related consulting (including reports) to StarBase during 1998.

The consulting retainer fee for 25 days of consulting is $60,000. The retainer is payable on the day this letter of agreement. As we discussed, you may be interested in accepting stock in lieu of cash. The Board of Directors must approve the issuance of stock and it will be restricted until we can register it. We will seek Board approval and you can decide if you want cash or stock. In addition, the incidentals and other out of pocket expenses will be separately charged to StarBase for reimbursement. The fee for additional days of consulting (in the excess of 25 days) will be $2,500 per day subject to prior approval by StarBase.

We look forward to working with you.


Sincerely,

/s/ Douglas S. Norman

Douglas S. Norman
Director of Finance